SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of July, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.
CORPORATE TAXPAYERS ENROLLMENT No.00.022.034/0001-87

PUBLICLY-HELD COMPANY

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of UNIBANCO HOLDINGS S.A. (“Holdings”) are invited to Extraordinary Shareholders Meeting, to be held on July 19, 2005, at 10h00 A.M., at Avenida Eusébio Matoso, No.891, main floor, in the City of São Paulo, State of São Paulo, Brazil, in order to deliberate on the following agenda: (a) canceling of 12,967,807 (twelve million, nine hundred sixty-seven thousand and eight hundred and seven) preferred shares issued by the Holdings held in its treasury; (b) opening a 30 (thirty) days term, beginning July 19, 2005 and ending August 18, 2005, in order to allow holders of Holdings' common shares to convert their common shares into preferred shares of Holdings, subject to an eventual allotment to maintain the legal ratio between common and preferred shares; (c) including a new article in the Holdings’ By-laws, numbered as 5°-A, in order to allow, from July 19, 2005 up to August 18, 2005, the holders of Holdings' common shares to convert their common shares into preferred shares of Holdings in a ratio of 1:1; and (d) other matters of Holdings’ interest. .

São Paulo, July 1st, 2005.

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.